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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )

                                Hunt Corporation
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    445591100
          ------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Jeffrey Bronchick, CIO
                          Reed, Conner & Birdwell, Inc.
                     1111 Santa Monica Boulevard, Suite 1700
                              Los Angeles, CA 90025
                             Tel No. (310) 478-4005
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP:  445591100

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1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, Inc. I.R.S. Identification No. 95-2461281

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a)  [   ]
   N/A                                                            (b)  [   ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

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6    CITIZENSHIP OR PLACE OR ORGANIZATION

     California

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NUMBER OF                  7        SOLE VOTING POWER             0
SHARES            -------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER           774,394
OWNED BY          -------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER        0
REPORTING         -------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER      774,394

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11       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

         774,394

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [    ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.45%

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14       TYPE OF REPORTING PERSON

         IA

Cusip # 44591100
Item 1: Reporting Person - Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 774,394
Item 8: None
Item 9: 774,394
Item 10: None
Item 11: 774,394
Item 13: 7.45%
Item 14: IN

Cusip # 44591100
Item 1: Reporting Person - Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 774,394
Item 8: None
Item 9: 774,394
Item 10: None
Item 11: 774,394
Item 13: 7.45%
Item 14 IN

Cusip # 44591100
Item 1: Reporting Person - James C. Reed*
Item 4: OO
Item 6: USA
Item 7: 774,394
Item 8: None
Item 9: 774,394
Item 10: None
Item 11: 774,394
Item 13: 7.45%
Item 14: IN

Cusip # 44591100
Item 1: Reporting Person - James P. Birdwell*
Item 4: OO
Item 6: USA
Item 7: 774,394
Item 8: None

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Item 9: 774,394
Item 10: None
Item 11: 774,394
Item 13: 7.45%
Item 14: IN

* Collectively referred to herein as "Control Persons"

Item 1.  Security and Issuer

         The title of the class of equity security to which this statement relates is the Common Stock of Hunt Corporation, Inc. whose principal executive offices are located at One Commerce Square, 2005 Market Street, Philadelphia, PA 19103.

Item 2.  Identity & Background

(a)      Reed Conner & Birdwell, Inc.
(b)      11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)      Investment Adviser
(d)      N/A
(e)      N/A
(f)      U.S.A.

(a)      Donn B. Conner
(b)      11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)      President & CEO of RCB
(d)      N/A
(e)      N/A
(f)      U.S.A.

(a)      Jeffrey Bronchick
(b)      11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)      CIO of RCB
(d)      N/A
(e)      N/A
(f)      U.S.A.

(a)      James C. Reed
(b)      11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)      Executive Vice President of RCB
(d)      N/A
(e)      N/A
(f)      U.S.A.

(a)      James P. Birdwell
(b)      11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)      Executive Vice President of RCB
(d)      N/A
(e)      N/A
(f)      U.S.A.

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Item 3.  Source and Amount of Funds or Other Consideration

         Reed, Conner & Birdwell, Inc. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.

Item 4.  Purpose of Transaction

         "Reed, Conner & Birdwell, Inc. ("RCB") and its' Control Persons are referred to herein as the "Reporting Person." RCB is a registered investment advisor engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued companies and purchasing shares of these companies. In order to achieve its clients' investment objectives, RCB may participate in discussions with company management or third parties concerning significant matters in which RCB may suggest possible courses of action to enhance shareholder value or cause recognition of the company's true value. In such situations, RCB may acquire more than five percent of a company's equity securities in order to play a more active role in corporate governance and participate in discussions with third parties concerning proposed corporate transactions. RCB may seek to play such a role in regard to the Issuer.

         The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which RCB has discretionary investment and voting power. The Reporting Person does not have any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but may consider and adopt such plans or proposals in the future. In addition, the Reporting Person may in the future acquire additional securities of the Issuer on behalf of RCB's clients or dispose of some or all of RCB's current holdings of the Securities in the ordinary course of RCB's business and the management of its client accounts.

Item 5.  Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 774,394 shares of common stock which constitutes approximately 7.45% of the Company's Common Stock outstanding as of December 31, 1999 (10,401,041). Of the total represented by RCB, 10,500 or .10% is individually owned by its' Control Persons.

(c)      Transactions made by RCB within the last sixty days:

         B        01/06/00          2,000            10.4688
         B        01/18/00          500              10.1250
         B        01/18/00          2,000            10.0625
         S        01/31/00          500              10.1250
         S        02/03/00          3000             10.0208
         B        02/07/00          700              10.0625
         S        02/24/00          2,000            9.4375
         B        02/29/00          300              9.5625

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         B        02/29/00          100              9.6875

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Reed, Conner & Birdwell, Inc. and its' Control Persons entered into a joint filing agreement on March 2, 2000.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 - Joint Filing Agreement by RCB and its' control persons.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

Reed Conner & Birdwell, Inc.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

By:  /S/ James C.  Reed
----------------------------------
James C. Reed, Executive VP

By:  /S/ James P. Birdwell
----------------------------------
James P. Birdwell, Executive VP